[redacted]

08027026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
PCS Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1735 Market Street, 3200 Mellon Center
(No. and Street)

Philadelphia (City) PA (State) 19103-7595 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard P. Shappell (215) 575-7103
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

SEC
Mail Processing
Section
FEB 27 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard P. Shappell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCS Distributors, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA

NOTARIAL SEAL
Patrick Naessens, Notary Public
Philadelphia County
My Commission Expires Nov. 21, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*A SIPC Supplemental Report is not required because PCS Distributors, LLC has certified that it can claim exclusion from membership due to the nature of its business activities.

PCS Distributors, LLC
Financial Statements
and
Supplemental Schedules Pursuant to SEC Rule 17a-5

December 31, 2007

TABLE OF CONTENTS

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX
140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

PCS Distributors, LLC
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of PCS Distributors, LLC as of December 31, 2007 and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCS Distributors, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 18, 2008

Sanville & Company
Certified Public Accountants

PCS Distributors, LLC
Statement of Financial Condition
December 31, 2007

ASSETS		
Cash and cash equivalents (Note 2)	$	39,955
Prepaid expenses and deposits		2,925
Total assets	$	42,880
LIABILITIES AND MEMBER'S EQUITY		
Accrued expenses	$	8,000
Total liabilities		8,000
Commitments and contingent liabilities		
Member's equity		34,880
Total member's equity		34,880
Total liabilities and member's equity	$	42,880

The accompanying notes are an integral part of these financial statements.

PCS Distributors, LLC
Statement of Income
For the Year Ended December 31, 2007

REVENUE	
Commissions and 12b-1 Fees	$ 207,971
Other	35,000
Interest	391
Total revenue	243,362
EXPENSES	
Compensation	91,921
Regulatory fees and expenses	1,809
Professional fees	9,645
Other	899
Total expenses	104,274
Income before income taxes	139,088
Provision for income taxes (Note 2)	-
Net income	$ 139,088

The accompanying notes are an integral part of these financial statements.

PCS Distributors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2007

Balance at January 1, 2007	$	13,292
Member's contributions		-
Member's distributions		(117,500)
Net income for the year		139,088
Balance at December 31, 2007	$	34,880

The accompanying notes are an integral part of these financial statements.

PCS Distributors, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2007

Subordinated borrowings at January 1, 2007	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2007	$	-

The accompanying notes are an integral part of these financial statements.

PCS Distributors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 139,088
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Prepaid expenses and deposits	(354)
Increase (decrease) in liabilities:	
Accrued expenses	3,000
Net cash provided by operating activities	141,734
Cash flows from financing activities:	
Member's distributions	(117,500)
Net cash expended in financing activities	(117,500)
Net decrease in cash	24,234
Cash at beginning of year	15,721
Cash at end of year	$ 39,955

Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

PCS Distributors, LLC ("the Company") is an introducing broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Pennsylvania Limited Liability Company and a wholly-owned subsidiary of Professional Capital Services, LLC (the "Parent"). The Parent is a third-party administration, daily valuation recordkeeping and pension consulting firm. The Company operates pursuant to SEC Rule 15c3-3 (k)(2)(i) (The Customer Protection Rule) and does not hold customer funds or provide safekeeping of customer securities. The Company makes available a platform of independent money managers to sponsors of defined contribution plans and programs such as 401(k), 403(b), 457, profit sharing plans and individual retirement arrangements and gives participants access to management services and/or mutual fund selection on a continuous basis. The Company received FINRA (formerly NASD) Membership and permission to operate in January 2001. The Company, like other securities firms, is directly affected by general economic and market conditions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements include only those assets, liabilities and results of operations that relate to PCS Distributors, LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to its Parent.

Revenues and Expenses – Income from dealer concessions or commissions and 12b-1 fees from mutual funds are recorded when received. Expenses are recognized on the accrual basis.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Cash and Cash Equivalents – Cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased.

Income Taxes – No provision has been made for federal and state income taxes since such taxes are individually paid for by the members of the Parent.

3. RELATED PARTY TRANSACTIONS

The Company has entered into a Funding Agreement (the "Agreement") with its Parent. To the extent not funded from the net cash flow of the Company, the Parent has agreed to fund all of the ordinary operating costs and expenses of the Company. The Parent provides staff and other services to the Company. As such the parent allocates a portion of those employees' compensation expense to the Company on a monthly basis. The allocation is based upon an estimate of the percentage of time each employee dedicates to the Company. The Company is located within the offices of Dilworth, Paxson, LLP, a major shareholder of the Parent.

It is the intent of the Parent to withdraw the net income of the Company on an ongoing basis. The Parent does not intend to impact the Company's net capital by these future withdrawals.

4. NET CAPITAL

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital and net capital requirements of $31,955 and $5,000, respectively. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was .25 to 1.

5. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. FAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained form sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on best information available in the circumstances (unobservable inputs). FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and is to be applied prospectively as of the beginning of the fiscal year in which FAS 157 is initially applied. At this time, management is evaluating the implications of FAS 157, and the impact, if any, of this standard on the Company's financial statements has not yet been determined.

PCS Distributors, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

COMPUTATION OF NET CAPITAL

Total member's equity	$	34,880
Deduct member's equity not allowable for Net Capital:		-
Total member's equity qualified for Net Capital		34,880
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and deposits		2,925
Total non-allowable assets		2,925
Net Capital	$	31,955

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	$	8,000
Percentage of aggregate indebtedness to Net Capital		25%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

PCS Distributors, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $8,000)	$	533
Minimum dollar Net Capital requirement of reporting broker or dealer	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	26,955
Excess Net Capital at 1000%	$	31,155

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Report.

PCS Distributors, LLC
Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

To the Managing Members
PCS Distributors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of PCS Distributors, LLC (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing members, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 18, 2008

Sanville & Company
Certified Public Accountants

END